Exhibit 99.2

Skycorp Solar Group Limited

Registered Company No 386421

Notice of Extraordinary General Meeting

Notice is hereby given that the extraordinary general meeting (the Meeting) of Skycorp Solar Group Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048 on October 10, 2025 at 10:00 a.m. (local time).

You are cordially invited to attend the Meeting for the purpose of considering and voting upon, and if thought fit, passing and approving the following resolutions of the Company:

PROPOSAL 1 – SHARE CONSOLIDATION

“RESOLVED, as an ordinary resolution that,

1.	conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date within three (3) calendar years after the conclusion of the Meeting as the Board may determine (the Effective Date):

a)	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 10, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

c)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

2.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

PROPOSAL 2 – AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

“RESOLVED, as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Consolidation.”

PROPOSAL 3 – ADJOURMENT

“RESOLVED, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

All registered shareholders of the Company at the close of business on September 15, 2025 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

This Notice of Meeting is dated October 10, 2025 and is being mailed to shareholders on or about the same date.

By order of the Board of Directors of the Company

/s/ Weiqi Huang
Name:	Weiqi Huang
Chairman